Exhibit 11(a)

LAMAR ADVERTISING COMPANY

AND SUBSIDIARIES

Earnings Per Share Computation Information

Years ended December 31, 2016, 2015 and 2014

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Net income applicable to common stock	$298,444,000	$262,205,000	$253,153,000
Weighted average common shares outstanding	97,129,614	96,321,578	95,218,083
Shares issuable upon exercise of stock options	563,810	53,552	66,043
Incremental shares of convertible debt	—	—	—
Weighted average common shares and common equivalents outstanding	97,693,424	96,375,130	95,284,126
Net income per common share basic	$3.07	$2.72	$2.66
Net income per common share diluted	$3.05	$2.72	$2.66

The above earnings per share (EPS) calculations are submitted in accordance with Statement of Financial Accounting Standards No. 128. An EPS calculation in accordance with Regulation S-K item 601 (b) (11) is not shown above for the years ended December 31, 2016, 2015 and 2014 because it produces an antidilutive result. The following information is disclosed for purposes of calculating antidilutive EPS for that period.

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Net income applicable to common stock	$298,444,000	$262,205,000	$253,153,000
Income impact of assumed conversions	—	—	—
Income available to common shareholders plus assumed conversion	$298,444,000	$262,205,000	$253,153,000
Weighted average common shares outstanding	97,129,614	96,321,578	95,218,083
Shares issuable upon exercise of stock options	563,810	53,552	66,043
Incremental shares from convertible debt	—	—	—
Weighted average common shares plus dilutive potential common shares	97,693,424	96,375,130	95,284,126
Net income per common share	$3.05	$2.72	$2.66